UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Set forth below is an update regarding the approval process of the proposed arrangement with the Company's Series A note holders and Series B note holders (the "Arrangement") and of material business matters.  For a description of the Arrangement and the approval process thereof, see the Company's report on Form 6-K submitted to the Commission on February 16, 2012 and the section entitled “Terms of the Arrangement” contained in the Company's proxy statement, dated March 7, 2012, included in the Company's report on Form 6-K submitted to the Commission on March 7, 2012.

Update on Arrangement Approval Process

On May 1, 2012, the Company published a notice in Israel convening a meeting of its Series A note holders, which is scheduled to be held on May 9, 2012, to approve the Arrangement. The Company plans to publish a notice shortly convening a meeting of its Series B note holders to approve the Arrangement.  A few open issues remain in the negotiations between the Company and the representatives of its note holders regarding revisions to the trust agreements relating to the Series A notes and Series B notes in order to implement the Arrangement. For example, such representatives want to add to the revised trust agreement a restriction on the Company's ability to incur debt that is senior to the notes. The Company and the representatives agreed to endeavor to resolve the remaining issues in advance of the note holder meetings.

The agreement regarding the Arrangement reached by the Company and the representatives of the note holders on February 15, 2012 provided for three conversion prices for the Series A notes and for the Series B notes. However, the Tel Aviv Stock Exchange (the "TASE") informed the Company that it does not permit traded convertible notes to have more than two conversion prices.  Therefore, in order to implement the portion of the Arrangement with respect to the conversion prices of the Series A notes and comply with the TASE's limitation, the Company and the representatives of the Series A note holders have agreed to implement the revised conversion prices in a two-step process.  In the first step, the Arrangement will be amended by removing the third conversion price of approximately $2.04 per share, which was to apply after 35 days after the date the Arrangement becomes effective. Accordingly, the only two conversion prices per share of the Series A notes pursuant to the Arrangement will be as follows:

Conversion Period*	Series A Notes
1 – 10 days	$0.37
11 – 35 days	$0.41
________________

*           Expressed in number of days from the effective date of the Arrangement

After the above-mentioned 35-day period, the Series A notes would not be convertible.  In the second step, the Series A notes would be amended again to make them convertible at a conversion price of approximately $2.04 per share. The Company has undertaken to petition the Court, within two months from the effective date of the Arrangement, to approve the second step.  Such further amendment to the terms of the Series A notes will also require the approval of the Series A note holders and the TASE.

In order for the revised terms of the Series B notes to comply with the above-mentioned TASE rule, the Company and the representatives of the Series B note holders agreed that the conversion price of the Series B notes would be approximately $2.04 during the initial ten-day period following the effective date of the Arrangement and approximately $0.49 per share in the subsequent 25-day period, after which time conversion price will revert back to approximately $2.04 per share.

In addition, at the request of the Israel Securities Authority, the mutual waiver of claims contained in the Arrangement will not cover the representatives of the respective parties.

In order to accommodate the Arrangement and the proposed modifications of the terms of the early redemption right of the Series A note holders contemplated thereby, such holders have agreed to postpone the early redemption date from March 14, 2012 to May 22, 2012 (and their trustee has recently proposed to postpone it again to June 15, 2012) and to postpone the next semi-annual interest payment date from March 29, 2012 to June 10, 2012.

The Company agreed to include in the amended trust agreements relating to the notes a restriction on distributing any dividends and a restriction on engaging in transactions with controlling shareholders (if any) on preferential terms, in each case until the fourth early redemption payment date of July 1, 2014.

The tax consequences as a result of the proposed amendments to the terms of the Series A notes and Series B notes may vary among the holders thereof. The Company has submitted a request to the Israeli Tax Authorities for a tax ruling so that the Arrangement will have uniform tax consequences for the Series A and Series B note holders, or none at all, and to postpone the tax event (if any) resulting from the Arrangement until the notes are repaid.  However, there is no assurance that such ruling will be granted.

Most of the amounts set forth in dollars above in this Report on Form 6-K are denominated in New Israeli Shekels ("NIS"). The amounts set forth above have been translated for convenience to dollars according to an exchange rate of NIS 3.734 per $1.00, which was the representative rate of exchange published by the Bank of Israel on February 15, 2012.

Business Update as of May 2, 2012

Introduction

The Company is involved in sales processes to sell its products to telecommunication companies located in various countries around the world.  Before telecommunication companies can purchase the Company's products, the products undergo a lengthy approval process. Evaluations of the Company's technology and design of modifications of products required to meet customers’ requirements take many months and/or years prior to commercial selection.

Tier 1 telecommunications companies typically do not work directly with small equipment providers like the Company. To overcome this hurdle, the Company's strategy is to convince potential Tier 1 customers of the significant advantages of the Company's technology. This requires the Company to invest in product trials and the development of features and specifications required by potential customers. Once a potential Tier 1 customer is convinced of the advantages of the Company's product line, it may recommend that its major incumbent equipment suppliers integrate the Company's products into the overall technology solution to be purchased by the potential customer.

Existing Indian Customer – BSNL

BSNL is a government owned telecommunication provider in India and has close to 100 million subscribers. The Company won a tender published by BSNL through two OEM channels -- Alphion/ITI and a global OEM channel. To date, the Company has shipped approximately $9 million of products to BSNL. The Company expected to receive a follow-on order from BSNL in an amount of Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd. However, the follow-on order was delayed because BSNL received an anonymous letter complaining, among other things, that the tender that led to the Company's selection was issued several years ago and therefore the Company's prices should be lowered.  As a governmental company, BSNL is subject to strict oversight and regulations that are sometimes used by equipment providers in India to compete with competitors. The last of these complaints was cleared by a governmental committee in December 2011, after the Company agreed to lower its price proposal by 4.25%. The purchase order was further delayed because of the need, which was not known before the clearance in December 2011, to enter into a purchase order with a specified distributor that was concerned about the negotiations that started between the Company and the note holders in November 2011. Following the signature of the agreement in principle between the Company and the note holders in February 2012, the negotiation with the distributor resumed in an expedient manner In March 2012, the Company and the distributor entered into an agreement that constitutes the arrangement that is expected to enable BSNL to issue the purchase order. While the Company believes it will receive this purchase order in the second quarter of 2012, there is no assurance that the Company will receive this purchase order. During the last 12 months, the Company believed on several occasions that it was on the verge of receiving this order, only to be frustrated by new obstacles If the Company does not receive this purchase order, the Company will also not be able to receive any follow on orders from BSNL, and the Company will likely have to write off some of the inventory held by it.

Existing Japanese Customer – KDDI

The Company supplied to KDDI more than 2,000 units of its CM100 network element, primarily in 2005.  These network elements were designed in the early 2000s and have limited bandwidth capacity.  In Japan, installation and provisioning costs are significantly higher compared to such costs in other countries. The Company's new technology is expected to enable KDDI to upgrade old network elements without replacing existing infrastructure. This approach is designed to allow KDDI to carry anticipated traffic during the next ten years with a significant savings in installation costs.  The Company is currently in discussions with KDDI regarding this proposed upgrade plan. The Company believes that if KDDI decides to undertake the upgrade project, it will commence in the middle of 2012. This upgrade is expected to generate more than $100 million in sales over the life cycle of the network and will require additional development on the Company's part that would costs millions of dollars. Recently, the Company, KDDI and OKI completed the discussions on the technical specification of the project. Thereafter, KDDI notified the Company that their decision to award this project to the Company is subject to the conclusion of a financial restructuring by the Company in the form of raising additional capital and a substantial conversion of our outstanding notes to equity during the window of conversion contemplated by the Arrangement with the Company's note holders. There is no assurance that the Company will be awarded this project even if the Company concludes its financial restructuring or, if awarded to the Company, that KDDI will cover any of the development costs incurred by the Company.

Three Potential Customers Located in India

The Company's primary sales focus at this time is in India. Currently, the Company has sales processes with three potential Tier 1 customers in advanced stages:

•
The Company is seeking potential sales to a Tier 1 telecommunication provider in India through two channels: (i) a global original equipment manufacturer, or OEM, channel. The global OEM has an agreement with the potential customer and is an incumbent major supplier. The Company is in extensive discussions with this global OEM channel to include the Company's product line in the portfolio to be supplied to the telecommunication provider in India and in other markets. The signing of an agreement with this OEM requires the completion of the testing of a specific new feature, as well as an extensive interoperability test, which is expected to start next week and to last approximately seven weeks. There is no assurance that an agreement with this OEM channel will be signed even if the results of the tests are successful; and (ii) the Company has signed an agreement with a local Indian telecom supplier which submitted a proposal to the Tier 1 telecommunication provider that includes the Company's products for a project. The telecommunication provider wants to test the same new feature to be tested by the global OEM channel, but due to insufficient resources, the Company is unable to conduct two sets of tests concurrently. Therefore, the Company has asked the telecommunication provider to commence its tests after the completion of the tests by the global OEM channel. The Company believes that, if the tests are successful, there is a possibility that an agreement between the local telecom supplier and the potential customer will be signed following the completion of the testing of this feature. There is no assurance that an agreement will be signed even if the results of the tests are successful.

•
The Company signed an agreement with another global OEM channel that submitted a proposal that includes the Company's products for a project of a second Tier 1 telecommunication provider in India.  This provider was expected to select the suppliers for this project in the first half of 2012. Recently, there was a management change at this provider that may result in delaying this decision. There is no assurance that the Company will be awarded this project.

•
The Company signed an agreement with a local Indian telecom supplier (the same as in (i) above).  The provider is expected to select the suppliers of the project by mid-2012. There is no assurance that the Company will be awarded this project.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this Report on Form 6-K are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the proposed arrangement will not be approved by all the applicable note holders of the Company, the Court and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the agreement and result in its termination, the risk that the Company will not be selected for some or all of the projects discussed in this report, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects, that the Company will be unable to manufacture and deliver products ordered satisfactorily and on a timely basis, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will be unable to raise additional funds as and when required on reasonable terms or at all, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission reports, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011 and in its proxy statement attached to its report on Form 6-K submitted to the Commission on March 7, 2012. Actual results may materially differ from those set forth in this report on Form 6-K. The Company assumes no obligation to update the information in this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: May 2, 2012	By:	/s/ Izhak Tamir
Izhak Tamir
President